                                                                       EXHIBIT 2


        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

   The following table shows, as of April 12, 1999, certain information regarding those persons known to the Company to have been the owners on such date of more than 5% of the Common Stock then outstanding.

        Name and Address of                   Number of Shares of    Percent
         Beneficial Owner                     Common Stock Owned     of Class
        -------------------                   -------------------    --------

WHX Corporation.................................  2,173,800(1)         9.749
   Wheeling-Pittsburgh Capital Corp.
   110 East 59th Street
   New York, New York 10022

Franklin Resources..............................  1,715,900(2)         7.696
   One Parker Plaza
   Ft. Lee, New Jersey 07724

________________
(1) Based upon an amendment dated October 5, 1998, to Schedule 13D filed with the Securities and Exchange Commission.
(2) Based upon a Form 13G filed with the Securities and Exchange Commission on or about December 31, 1998.


     The following table states the number of shares of Common Stock owned by
(i) each person who is a director or nominee or an executive officer named in the Summary Compensation Table on page 11, and (ii) all current directors, nominees, and executive officers as a group. Except as otherwise indicated, each individual named has sole investment and voting power with respect to the securities shown. All ownership information is as of December 31, 1998.

                                                                       Shares Owned                         Percent
Name                                                              Directly or Indirectly(1)  Stock Units(2) of Class
----                                                             -------------------------   -------------- ---------
Rawles Fulgham....................................................        52,000                    0          .24%
David H. Blake....................................................        47,000                    0          .21
Samuel B. Casey, Jr...............................................        46,259                    0          .21
Richard W. Vieser.................................................        81,623                    0          .37
Sheldon R. Erikson................................................             0                    0            0
Graham L. Adelman.................................................       141,034                9,433          .64
Juan M. Bravo.....................................................        91,160                8,569          .41
George W. Pasley..................................................        85,771                1,863          .39
Jeanette H. Quay..................................................         7,218                3,161          .03
J.L. Jackson......................................................       451,550               58,963         2.04
All current directors and nominees and executive officers
    as a group (13 persons).......................................     1,220,059               83,315         5.64

____________________

(1) Includes the following shares subject to options granted under various incentive compensation plans which are exercisable within sixty days: 46,000 shares for each of Messrs. Fulgham, Blake, Casey, and Vieser; 111,450 shares for Mr. Adelman; 79,500 shares for Mr. Bravo; 85,250 shares for Mr. Pasley; 5,783 shares for Ms. Quay; 439,550 shares for Mr. Jackson; and 1,119,333 shares for all current directors and nominees and executive officers as a group. Such shares are considered to be beneficially owned under the rules of the Securities and Exchange Commission and are considered to be outstanding for the purpose of calculating percentage ownership.
(2) Includes shares of Common Stock which may be distributable after termination of employment to persons who have deferred payment of annual incentive compensation pursuant to the Company's Deferred Compensation Plan. Stock Units represent an additional exposure of such persons to changes in the value of Common Stock which is not reflected in the column "Shares Owned".

                   REPORT OF EXECUTIVE COMPENSATION COMMITTEE

General

     The Executive Compensation Committee is responsible for all components of the compensation program for executive management of the Company, including the named executive officers. The Committee, comprised solely of outside directors, administers and reviews Global's executive compensation plans and arrangements.

     The purpose of the Global executive compensation program is to enable the Company to recruit, motivate, reward, and retain the caliber of executive talent necessary to provide shareholders and employees a long-term growth opportunity. The competitiveness of the compensation program is reviewed by the Executive Compensation Committee using external sources of market information and analyses provided by outside compensation consultants. Changes to the programs are made from time to time by the Board of Directors in order to maintain competitive compensation levels and to better link the interests of management and shareholders.

     The Committee considers an officer's total compensation package whenever a change is made to any individual component. Base salary levels affect an officer's target award under an annual incentive plan and the number of shares for which stock options are granted under the long-term incentive plan of the Company.

                 Policies Applicable To All Executive Officers

Stock Ownership Requirements

     As a means to develop significant officer and management ownership in the Company, the Board approved the Stock Ownership Requirements Policy in January 1994. This policy establishes for each officer and certain managers stock ownership and retention levels which are stated as multiples of base salary. The Stock Ownership Requirements Policy provides that at least 50% of any annual incentive payment must be invested in Common Stock or credited in the form of Stock Units under the Company's Deferred Compensation Plan until such time as ownership requirements are satisfied. In addition, at least 25% of all shares acquired upon exercise of stock options by these individuals must be retained until such requirements have been met. Individuals must comply with this policy until retirement or termination.

     The required ownership level for the Chairman and Chief Executive Officer is 3.5 times annual base salary. Accordingly, Mr. Fulgham is required to acquire and retain, until retirement or termination, ownership of Common Stock or Stock Units with a market value equivalent to $1,750,000. Mr. Fulgham, who was appointed Chairman and Chief Executive Officer on December 14, 1998, owns 6,000 shares of Common Stock. Other executive officers have ownership levels ranging from 1.5 to 2.5 times annual base salaries, or a total of $3,672,500. As of December 31, 1998, 26.4% of this requirement had been met, in the aggregate, by executive officers other than Mr. Fulgham.


Base Salary and Annual Bonus

     Each of the Company's executive officers receives a base salary and has an opportunity to earn an annual incentive payment. Under the Company's Incentive Compensation Plan for Officers and Headquarters Staff ("Headquarters Plan"), payments, if any, to participants are based upon attainment during the fiscal year of financial performance objectives by the Company and individual performance objectives. Under the Division Executive Incentive Plan ("Division Plan"), payments to officers who are also Division Presidents are based primarily upon financial performance objectives for the Company's major business units. Additionally, in connection with the acquisition in July 1998 of A. P. Green Industries, Inc. ("A. P. Green"), the Company adopted a temporary bonus plan which provides incentives to key executives and other employees to quickly maximize shareholder value through consolidation of the refractories operations of A. P. Green and the Company, the results of which will include substantial cost savings and manufacturing efficiencies ("Synergy Bonus Plan"). The Company estimates that annual synergies realized by the end of 1999 will exceed $30 million. Mr. Bravo, President of the Company's Refractory Products and Minerals business, and other key executives and employees of the Company's Harbison-Walker Refractories Company subsidiary are eligible to receive incentive awards under the Synergy Bonus Plan during 1998 and 1999. No payments were made from the Synergy Bonus Plan for 1998.

     The Headquarters Plan and the Division Plan enable the Committee to provide incentives for participants to contribute each year to growth in Company earnings and other financial and non-financial goals. Pursuant to Board authorization, under the Headquarters Plan, funds available for distribution for 1998 could equal up to 4% of the Company's net-after-tax profit, adjusted for unusual items. The financial performance objectives for the Headquarters Plan and the Division Plan for 1998 were sales and earnings before interest, taxes, depreciation, and amortization ("EBITDA"). For 1998 funds equal to 6% of net-after-tax profits, adjusted for unusual items, were authorized for payments under the Division Plan. Performance objectives may be adjusted by the Committee to reflect unanticipated, significant changes in the Company's businesses during a plan year. For 1998 the minimum financial objectives for the Headquarters Plan and the Division Plan were not achieved, and no incentive payments were made to the executive officers under either plan.

     It has been the policy of the Committee to establish a base salary range for each executive officer position and a midpoint for the range which would place the base salary of that position in approximately the 50th percentile of market salary. In considering base salary changes, the Committee reviews the performance of each named officer, the recent financial performance of the Company, and the position of the officer's current salary in the established range. The Company participates in several compensation surveys. The primary survey used to determine the salary range and midpoint for executive officers is prepared by a major consulting firm with data from 300 United States manufacturing corporations, including approximately one-half of the Fortune 500. Survey data is reviewed both on a consolidated industry basis, as well as more specific industry groupings of multiple industry companies and metalworking/fabricating companies. The Committee also annually determines a target incentive opportunity for each executive officer, which would place that officer at about the 50th percentile of market annual incentive compensation determined by reference to these surveys and to internal equity.

     In 1998 officers received salary increases averaging 6.3%, continuing the Company's competitive position in the employment market. Three officers received additional promotional salary increases averaging 20%, and one officer received a special one-time bonus award of $50,000 relating to the favorable resolution of certain claims against the Company.

     In addition to ten executive officers, 72 other employees were eligible to participate in the annual incentive plans and the Synergy Bonus Plan during 1998. Amounts earned by participants in the Division Plan for 1998, other than eligible officers, were related to the extent to which financial and non-financial criteria for division performance established by the Committee were achieved.

Stock Option Program

     Executive officers are eligible to receive stock option grants under the Company's 1992 Stock Compensation Plan ("Stock Plan") which is intended to encourage actions which will result in the realization by shareholders of an attractive return on their Common Stock investments. The Committee believes that stock option grants, in combination with the Company's Stock Ownership Requirements Policy, are an effective means of aligning executive compensation with shareholder interests. As a result of its Stock Ownership Requirements Policy, the Committee generally grants options to executive officers in an amount which exceeds the average level of grants made by other companies of similar size. However, reduced grants are made from time to time in the discretion of the Committee.

     Under the Stock Plan, on February 23, 1998, the Committee granted executive officers options to purchase a total of 650,460 shares of Common Stock at $15.5313 per share. These one-time grants were equivalent to the appropriate number of shares for which options would normally be granted to each executive officer over a three-year period. They vest on the earlier of (i) five years from the date of grant or (ii) 50% at such time as the average closing price of the Company's Common Stock equals or exceeds 150% of the grant price for any 21-consecutive trading day period and the remaining 50% at such time as the price equals or exceeds 200% of the grant price for any 21-consecutive trading day period.

     Due to the depressed price of the Common Stock in the third quarter, the Company offered all employees an opportunity in September 1998 to exchange outstanding stock option agreements ("old options") for reissued options for a reduced number of shares, exercisable at the average market price on September 18, 1998, or $6.91 ("new options"). In exchange for each new option, employees tendered for cancellation (i) old options granted prior to January 1, 1998, on a two-for-one share basis; and (ii) old options granted after January 1, 1998, on a one and one-half-for-one share basis. Additional options were granted at the same time to certain executive officers.

     In total, options to purchase 950,079 shares of Common Stock were granted under the Stock Plan in September, and previously issued options to purchase 1,083,960 shares of Common Stock were cancelled. The exercise price of the cancelled options ranged from to $11.00 to $20.00 per share. The new option grants have the following terms: (1) ten-year expiration date; (2) exercise price equal to the average of the high and low market prices on grant date, or $6.91; and (3) vesting on the earlier of (i) one year (for cancelled, non-performance options which had been granted to non-executive officers) or 5 years (for cancelled performance options which had been granted to executive officers) from date of grant or (ii) 50% at such time as the average closing price of the Company's Common Stock equals or exceeds $10.36 per share for any 21-consecutive trading day period, and (iii) the remaining 50% at such time as the price equals or exceeds $13.81. Vesting of new options was accelerated in accordance with their terms upon commencement of the WHX Offer.

  The following table reflects the cancellation of old options and replacement with new options described above for named executive officers:

                         Ten-Year Option/SAR Repricings

                                                                                                               Length
                                                                                                            of Original
                                     Number                                                                 Option Term
                                   of Securities         Market                                               Remaining
                                   Underlying       Price of Stock   Exercise Price                          at Date of
                                   Options/SAR's      at Time of       at Time of                           Repricing or
                                    Repriced or      Repricing or     Repricing or            New            Amendment
Name                  Date        Amended (#)(1)    Amendment(2)      Amendment(3)      Exercise Price       (years)(3)
----                 -------      -------------     ------------      -------------     --------------    --------------
Rawles Fulgham.....  9/18/98              --               --                 --                 --               --
Graham L. Adelman..  9/18/98          97,900         $6.90625             $16.19           $6.90625             9.16
Juan M. Bravo......  9/18/98         129,000          9.90625              16.20            6.90625             8.99
George W. Pasley...  9/18/98          75,500          6.90625              16.60            6.90625             9.10
Jeanette H. Quay...  9/18/98          10,300          6.90625              17.41            6.90625             8.70
J.L. Jackson.......  9/18/98              --               --                 --                 --               --

____________
(1) Sum of all securities underlying options reissued as follows: (i) 2 old-for-1 new formula used for options granted prior to 1998; and (ii) 1.5 old-to-1 new formula used for options granted during 1998.
(2) Average of the high and low market price of Common Stock on cancellation date.
(3) Weighted average.

Chief Executive Officer Compensation

     Mr. Jackson, who served as Chairman and Chief Executive Officer and President and Chief Operating Officer until July 1, 1998, retired on October 13, 1998, and did not receive a salary increase or any incentive payment for fiscal 1998. Mr. Jackson did not receive retirement or severance enhancements, and none of his stock options were cancelled and replaced.

  Mr. Fulgham, who served as acting President and Chief Executive Officer from July 1, 1998, to December 14, 1998, received $1,000 per day for his services. Upon election as Chairman and Chief Executive Officer on December 14, 1998, the Board established an annual base salary of $500,000 for his position and granted Mr. Fulgham an option to purchase 200,000 shares of Common Stock at the average of the high and low market price on that date, or $8.09. The option vests at the earlier of 5 years or 50% when the market price exceeds the exercise price by 50%, and 100% when the average market price exceeds the exercise price by 100%.


Compliance with Internal Revenue Code Section 162(m)

  Section 162(m) of the Internal Revenue Code generally limits the corporate tax deduction for compensation paid during a year to a public company's chief executive officer and its four other most highly compensated executive officers to $1 million, unless specified conditions are met. Certain performance-based compensation is not subject to the deduction limitation. The Company did not have nondeductible compensation expense during the Transition Period and 1998 and is not expected to have such in 1999. The 1992 Stock Compensation Plan limits the number of shares for which options may be granted in any year to a participant in order to maximize under Section 162(m) the amount of compensation expense that may be deductible to the Company.

                           Members of the Executive Compensation Committee:

                              Richard W. Vieser, Chairman
                              David H. Blake
                              Samuel B. Casey, Jr.

  The foregoing Report on Executive Officer Compensation shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.


Compensation Committee Interlocks and Insider Participation

  There were no committee interlocks.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

  The following table reflects the cash and non-cash compensation paid or accrued for the Chief Executive Officer and named executive officers of the Company for the years indicated.

                                                                           Long Term
                                             Annual Compensation           Compensation
                                    ------------------------------------   ------------
                                                                           Securities
                                                            Other Annual   Underlying     All Other
  Name and Principal                 Salary       Bonus     Compensation    Options/    Compensation
   Position                   Year   ($)(1)        ($)         ($)(2)       SARs (#)       ($)(3)
---------------------         ---   --------     --------   ------------   -----------  -------------

Rawles Fulgham............... 1998  $221,310(4)  $      0        $     0      200,000        $     0
 Chairman of the Board and    1997        --           --             --           --             --
  Chief Executive Officer     1996        --           --             --           --             --

Graham L. Adelman............ 1998   252,468            0              0      162,000          3,750
 President and Chief          1997   220,834       20,000          6,665        9,400          3,625
  Operating Officer and       1996   200,000       82,400         29,333       13,500          5,603
  Director

Juan M. Bravo................ 1998   265,000            0              0       79,500          2,727
 Vice President; President    1997   240,000       30,500         10,880       10,000          2,520
  Harbison-Walker             1996   235,000      160,000         53,023       24,000         10,380
  Refractories, Inc.

George W. Pasley............. 1998   180,000            0              0       85,250          2,363
 Vice President--             1997   160,000       15,000          5,002        5,500              0
  Communications              1996    53,333       10,500          3,729       15,500            693

Jeanette H. Quay............. 1998   144,152       50,000              0       50,000          3,563
 Vice President--General      1997   130,000       16,351          4,998            0          2,940
  Counsel and Secretary       1996   102,315       30,000         10,569            0          1,710

J.L. Jackson................. 1998   477,724            0              0      200,000         10,656
 Retired Chairman and         1997   550,000            0              0       25,500          1,917
  Chief Executive Officer,    1996   550,000      350,000         56,349       34,250         20,967
  President and Chief
  Operating Officer

_________
(1) Information provided for 1997 includes amounts paid during the Transition Period as follows: Adelman, $37,500; Bravo, $40,000; Pasley, $26,667; Quay, $22,000; and Jackson, $91,667.
(2) The amounts in this column represent discounts (75% of the average closing price) given on stock units deemed purchased with incentive compensation deferred under the Company's Deferred Compensation Plan. This column also includes amounts paid to Mr. Bravo in 1996 and 1997 related to his relocation from Mexico. Applicable regulations set certain reporting levels for certain non-cash compensation.
(3) The amounts shown for 1998 include matching contributions made under the Company's Deferred Savings Plan as follows: Mr. Adelman, $3,750; Mr. Bravo, $2,727; Mr. Pasley, $2,363; Ms. Quay, $3,563; and Mr. Jackson, $2,042; and
     payment of non-qualified pension benefits as follows: Mr. Jackson, $5,280. No contributions or payments were made during the Transition Period. Prior to 1997, this column reflected pension benefits on amounts deferred under the Deferred Compensation Plan. The Deferred Compensation Plan was amended in 1997 to eliminate pension benefit credits.
(4) Includes $44,400 paid to Mr. Fulgham as a non-employee Director prior to his being elected Chairman of the Board and Chief Executive Officer.

Option/SAR Grants in Last Fiscal Year

   The following table summarizes options granted during the 12 months ended December 31, 1998, and the potential value of shares subject to such options upon their expiration in 2008. The Company granted no options during the Transition Period.

                                                                                            Potential
                                                                                       Realizable Value at
                         Number of           Percent of Total                       Assumed Annual Rate of
                         Securities          Options/SARs                          Stock Price Appreciation
                         Underlying          Granted to    Exercise or                 for Option Term (2)
                        Options/SARs        Employees in    Base Price Expiration -------------------------
Name                    Granted (#)         Fiscal Year     ($ /sh)       Date         5%             10%
----                    -------------       --------------  -------    --------  ------------    ----------
Rawles Fulgham........      5,000               0.31%       $15.53      2/23/08  $     48,838       123,764
                           20,000               1.23         17.13      5/20/08       215,396       545,857
                          200,000              12.31          8.09     12/14/08     1,018,023     2,579,871

Graham L. Adelman.....     50,000               3.08          6.91      9/18/08       217,283       550,638
                           50,000(1)            3.08          6.91      9/18/08       217,283       550,638
                           50,550               3.11          8.90     12/14/08       283,056       717,319

Juan M. Bravo.........     60,000(1)            3.69          6.91      9/18/08       260,598       660,407

George W. Pasley......     36,666(1)            2.26          6.91      9/18/08       159,252       403,575

Jeanette H. Quay......      2,533(1)            0.16          6.91      9/18/08        11,008        27,895
                           44,217               2.72          8.90     12/14/08       247,594       627,452

J.L. Jackson..........    200,000              12.31         15.53      2/23/08     1,953,510     4,950,578

All Shareholders...... 22,108,853                            10.69                148,600,484   376,582,802

_______________
(1) Reflects options reissued in September 1998 on a 1.5-to-1 ratio on shares granted earlier in 1998. Does not include grants made on a 2-to-1 ratio in September 1998 in exchange for the cancellation of options issued prior to 1998, as follows: Mr. Adelman, 11,450 shares; Mr. Bravo, 19,500 shares; Mr. Pasley, 10,250 shares; and Ms. Quay, 3,250 shares.
(2) The Potential Realizable Value for all shareholders represents the aggregate value at the end of 10 years of all Common Stock outstanding on December 31, 1998, which then had a value of $10.69, assuming the same rates of appreciation used to calculate the Potential Realizable Value of shares subject to the stock options summarized in the table. Such information is shown for comparison purposes only and does not represent an estimate or prediction of future Company stock price.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Value Table

   The following table summarizes the value at December 31, 1998, of all shares subject to options granted to the named executive officers of the Company to the extent not then exercised. No options were exercised during the Transition Period or the 12 months ending December 31, 1998, by any of the named executive officers.


                        Number of Securities             Value of Unexercised
                        Underlying Unexercised           In-the-Money Options
                        Options at Fiscal Year           at Fiscal Year-End
                     ----------------------------  ----------------------------------
    Name             Exercisable   Unexercisable   Exercisable          Unexercisable
                        (#)            (#)            ($)                     ($)
    ----             -----------   --------------  -----------        ---------------
Rawles Fulgham........    46,000         200,000      $      0               $518,750
Graham L. Adelman.....   111,450          50,550       421,420                131,113
Juan M. Bravo.........    79,500               0       300,609                      0
George W. Pasley......    85,250               0       322,352                      0
Jeanette H. Quay......     5,783          44,217        21,867                114,688
J. L. Jackson.........   439,550               0             0                      0

The year-end value of the Common Stock was $10.6875

Retirement Plans

   The estimated total annual retirement benefits payable at age 65 under pension plans in which Messrs. Fulgham, Adelman, Bravo, Pasley, and Jackson and Ms. Quay participate are set forth below. Retirement benefits will not become vested until the completion of a five-year vesting period, as follows: Mr. Fulgham, 2003; Mr. Adelman, 2000; Mr. Bravo, 1999; Mr. Pasley, 2001; and Ms. Quay, 2001. Mr. Jackson retired and began receiving pension benefits under the plan in 1998.

                              Pension Plan Table

                                               Years of Service
                                     ----------------------------------------------
                     Remuneration        5           15           25           35
                     ------------    -------     --------     --------     --------
                     $  150,000      $ 6,486     $ 20,624     $ 38,597     $ 56,568
                        200,000       13,986       44,291       82,263      120,235
                        400,000       28,986       91,625      169,597      247,569
                        600,000       43,986      138,958      256,930      374,902
                        800,000       58,986      186,291      344,263      502,235
                      1,000,000       73,986      233,625      431,597      629,569
                      1,200,000       88,986      280,958      518,930      756,902

     Less than 10% of the amounts shown in the "Salary" and "Bonus" columns of the Summary Compensation Table for each of the named individuals is excluded in determining benefits. Years of credited service for the named individuals are as follows: Mr. Fulgham, .04 years; Mr. Adelman, 3.44 years; Mr. Bravo, 3.00 years; Ms. Quay, 2.96 years; and Mr. Pasley, 2.33 years.

     Benefits are computed as straight-life annuity amounts that may be paid in various forms. Amounts shown in the pension plan table reflect a deduction for estimated Social Security benefits and are not subject to further deduction for Social Security or other offset amounts.

Employment and Termination Arrangements

     On July 10, 1998, following Mr. Jackson's notification to the Board of his desire to terminate his employment with the Company by retiring and to resign his positions as Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer, the Company entered into an agreement with him which provided, in part, that his termination as an employee would not occur until October 13, 1998. Accordingly, through October 13, 1998, Mr. Jackson continued to receive all compensation in the form of base pay and employee benefits to which he was entitled on his resignation date. Mr. Jackson resigned from the above-listed positions on July 10, 1998, and retired on October 13, 1998.

     The Company has entered into change in control severance agreements with certain executives of the Company. Generally, the form of severance agreement (the "Severance Agreement") provides that if the Company terminates the executive's employment under circumstances constituting a "Qualifying Termination" during a specified period following a "Change in Control" of the Company (the "Period"), the executive will be entitled to receive an amount in cash (the "Severance Payment") equal to the result of multiplying a certain number (the "Multiplier") by the executive's total annual compensation, which includes: (a) the highest annual rate of base salary during the 12-month period immediately prior to the executive's date of termination and (b) an amount equal to the target bonus opportunity of the executive for the fiscal year of the Company in which the date of termination occurs or, if greater, in which a Change in Control occurs. In addition, the Company will pay the executive a lump-sum payment in an amount equal to the value of the additional benefits that would have been payable under the Company's pension and retirement plans if the executive had continued in the employ of the Company for the number of years equal to the Multiplier and had been compensated at the rate of base salary and bonus in effect as of his date of termination (assuming that the Company would have made the maximum contributions permitted under any Company savings programs). The Company will also continue to provide, for the number of years equal to the Multiplier, for the executive and the executive's dependents, the same level of medical, dental, accident, disability, and life insurance benefits to which the executive was entitled immediately prior to the date of termination, or if more favorable, prior to the Change in Control. A "Qualifying Termination" is defined as a termination by the Company other than for Cause (as defined in the executive's severance agreement) or a voluntary termination by the executive for Good Reason (as defined in the executive's severance agreement). In the event that such payments to the executives become subject to an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, the executives shall also be entitled to receive a "gross up" payment in respect of the excise and any income and excise taxes on such gross-up payment. The Severance Agreement also provides for reimbursement by the Company of legal fees and related expenses incurred by the executive in connection with the severance agreement (including interest thereon) subject to a requirement that the executive repay such amounts to the extent that a court issues a final and non-appealable order setting forth the determination that the position taken by the executive was frivolous or advanced in bad faith.

     For purpose of the Severance Agreement, a "Change in Control" occurs (A) when individuals who constituted the Board of Directors of the Company as of the date of the applicable severance agreement (the "Incumbent Board") and individuals whose election, or nomination for election by the shareholders of the Company, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (who shall after election be considered members of the Incumbent Board unless such election occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board) shall cease to constitute a majority of the Board; (B) when an individual, entity or group acquires beneficial ownership of 30% or more of the combined voting power of the Company's then-outstanding securities eligible to vote for the election of the Board (subject to certain exceptions); (C) upon the consummation of a merger, consolidation or other similar transaction (subject to certain exceptions); or (D) upon approval by the shareholders of the Company of a plan of complete liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company.

     The Company has entered into severance agreements (in the general form of the Severance Agreement) with each of Messrs. Fulgham, Adelman, Bravo, and two other executive officers providing for a Period equal to 36 months, a Multiplier equal to three (3), and an excise tax gross-up payment as described above. The Company has also entered into severance agreements (in the general form of the Severance Agreement) with each of Mr. Pasley, Ms. Quay, and two other executive officers providing for a Period equal to 30 months, a Multiplier equal to two and one-half (2.5), and an excise tax gross-up payment described above.

     Pursuant to the Company's 1992 Stock Compensation Plan, as amended, in the case of an impending merger, reorganization, or liquidation of the Company, or sale of substantially all of its business or property, the Board may, at its discretion and without shareholder approval, declare some or all outstanding options to be immediately exercisable in full. Pursuant to the related forms of stock option agreement, the vesting of options will accelerate in the event of a change in control or if a tender offer is made by any "person" within the meaning of Section 14(d) of the Securities Exchange Act of 1934, as amended, for 30% or more of the Common Stock. Accordingly, as a result of the WHX Offer, the options granted pursuant to such agreements have become fully vested. The change in control definition is the same as in the Severance Agreement (see above), except that (a) the exception to the trigger for shareholder approval of the merger is continuing shareholders owning 50% of the voting power of the surviving corporation; and (b) another exception to such trigger is a governmental action or investigation seeking to prohibit or restrain the consummation of a merger, in which case all unexercised options will remain exercisable until the Company receives written notice of the action or investigation. Such options shall become exercisable on the earlier of another change in control event, the consummation of the merger, or the dismissal or settlement of the action or investigation.


                              CERTAIN TRANSACTIONS

     Ameri-Forge Corporation ("AFC"), a subsidiary of the Company, entered into a Shareholder Agreement, Distribution Agreement, and Stock Consignment Agreement with Linser Industrie Service GmbH ("LIS-Germany") effective March 1998, whereby AFC acquired 25% of LIS-Germany and granted LIS-Germany certain rights to distribute AFC products. In a separate transaction, AFC acquired a subsidiary of Linser Industry Services, Inc. ("LIS-US") and rights to distribute LIS-Germany products within the United States. Although Mr. Herbert Linser, an executive officer of the Company, received no consideration from the above transactions, his wife and children own 72% of LIS-Germany and 100% of LIS-US. During the Transaction Period, the Company paid LIS-Germany $0 and LIS-US $39,986. During the 12 months ended December 31, 1998, the Company paid LIS-Germany $854,341 and LIS-US $1,046,830.


                               PERFORMANCE GRAPH

     The graph set forth below compares, for the period October 31, 1993, through December 31, 1998, the cumulative total returns for Global's Common Stock, the Standard & Poor's SmallCap 600 Index, a New Peer Group comprised of Cooper Industries, Inc., Ingersoll-Rand Company, Minerals Technologies Inc., and Oglebay Norton Company, and the Old Peer Group comprised of Cooper Industries, Inc., Harnischfeger Industries, Inc., Ingersoll-Rand Company, Minerals Technologies Inc., and Oglebay Norton Company. As a result of strategic decisions by the Company, two members of the Old Peer Group are no longer appropriate: the Company (i) acquired A. P. Green Industries, Inc. in July 1998 and (ii) divested its surface mining equipment operations in August 1997, thereby eliminating any similarities between the businesses of the Company and Harnischfeger Industries, Inc. The graph assumes an investment on October 31, 1993, of $100 in each of the Company's Common Stock, the stocks comprising the Standard & Poor's SmallCap 600 Index, and the common stocks of companies in the New Peer Group and companies in the Old Peer Group, assuming that all paid dividends were reinvested.

                COMPARISON OF 62 MONTH CUMULATIVE TOTAL RETURN*
                  AMONG GLOBAL INDUSTRIAL TECHNOLOGIES, INC.,
                         THE S & P SMALLCAP 600 INDEX,
                    A NEW PEER GROUP, AND AN OLD PEER GROUP



                  (Performance graph appears here illustrating
               the cumulative total return from the chart below)

* $100 invested on 10/31/93 in stock or index, including reinvestment of dividends.

                                                 Cumulative Total Return
                                        ----------------------------------------
                                        10/93  10/94  10/95  10/96  10/97  12/98
                                        -----  -----  -----  -----  -----  -----
GLOBAL INDUSTRIAL TECHNOLOGIES, INC.     100     99    136    148    135     85
NEW PEER GROUP                           100     86     86    102    138    150
OLD PEER GROUP                           100     87     90    109    141    138
S&P SMALLCAP 600                         100     97    117    141    186    194

     The Performance Graph above shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such Acts.